Exhibit 99.2

LIXIANG EDUCATION HOLDING CO., LTD.

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LIXIANG EDUCATION HOLDING CO., LTD. FOR AN ANNUAL GENERAL MEETING TO BE HELD ON NOVEMBER 18, 2024.

The undersigned, a holder of                              ordinary shares of Lixiang Education Holding Co., Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints                              (insert name) or failing him/her, Ms. Fen Ye, the chairlady of the board of directors of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on November 18, 2024 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business (Cayman Islands Time) on October 4, 2024.  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

The Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will exercise his/her discretion as to whether he/she votes and if so how, on the following proposals:

As an ordinary resolution, THAT the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, and the dismissal of WWC Professional Corporation Limited, or WWC, P.C., the Company’s former independent registered public accounting firm, be ratified.

For	Against	Abstain
☐	☐	☐

As an ordinary resolution, THAT the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2023 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, be approved and ratified.

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT the second memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form as set out in Annex A to the Notice;

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT the authorised share capital of the Company be increased, re-classified and re-designated as follows (together, the “Variation of Share Capital”):

(a)	by the creation of an additional 19,500,000,000 ordinary share with a par value of US$0.0001 each to rank pari passu in all respects with the existing shares, such that following such increase of capital, the authorized share capital of the Company shall be US$2,000,000 divided into 20,000,000,000 ordinary shares of a par value of US$0.0001 each,

(b)	by re-designating 19,700,000,000 ordinary shares, including all of the then issued and outstanding ordinary shares immediately prior the Record Date (except for those held by Mengxiang Holdings Limited) and certain authorized but unissued ordinary shares, as Class A Ordinary Shares of a par value of US$0.0001 each,

(c)	by re-designating 100,000,000 ordinary shares, including those held by Mengxiang Holdings Limited immediately prior to the Record Date and certain authorized but unissued ordinary shares, as Class B Ordinary Shares of a par value of US$0.0001 each, and

(d)	by re-designating 200,000,000 authorized but unissued ordinary shares as shares of such class or classes (however designated) as the board of directors may determine in accordance with the Amended M&A, such that following Variation of Share Capital, the authorised share capital of the Company shall be US$2,000,000 divided into (i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Amended M&A, and the register of members of the Company be updated to reflect the Variation of Share Capital as resolved above, and that share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any one Director to prepare, sign, seal and deliver any such share certificates.

For	Against	Abstain
☐	☐	☐

Dated: , 2024

Shareholder Name:

Signature

NOTES:

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Fen Ye, the chairlady of the board of directors of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Siyi Ye, Lixiang Education Holding Co., Ltd., No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China, +86-0578-2267142, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.	Any alterations made to this form must be initialed by you.

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